July 31, 2007

Max A. Webb
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Franklin Mortgage Loan Trust 2006-FF12
Form 10-K for the fiscal year ended December 31, 2006 Filed March 30, 2007
File No. 333-133985-04 (the “10-K”)
Mr. Webb:

Thank you for your detailed comments on the 10-K of Structured Asset Securities Corporation (the “Depositor”) relating to the First Franklin Mortgage Loan Trust 2006-FF12. We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments is repeated below, followed by our response on behalf of the Depositor.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with applicable rules. If there is any other information that you require, we will be pleased to provide it.

Form 10-K

Item 1117 Legal Proceedings

1.
We note that you entered “not applicable” for this item. Please provide a discussion of information required by Item 1117 of Regulation AB in the 10-K. If there is no legal proceeding contemplated by Item 1117, simply state so.

Mr. Max A. Webb
Division of Corporate Finance
U.S. Securities and Exchange Commission
July 31, 2007

There were no legal proceedings applicable to Item 1117 of Subpart 229.1100 - Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1123, as such may be amended from time to time (“Regulation AB”). The revised 10-K of the Depositor to be filed on Form 10-K/A (the “10-K/A”) will state “None” in response to Item 1117.

Signatures

2.
We note that the servicer has elected to sign the Form 10-K on behalf of the issuing entity. Accordingly, please revise the signature block of your Form 10-K to clearly indicate that E. Todd Whittemore is the senior officer in charge of the servicing function of the master servicer. See General Instruction J(3) to Form 10-K. Additionally, please make corresponding changes to your Section 302 certification. See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

The signature block of the 10-K/A has been revised to indicate that E. Todd Whittemore is the senior officer in charge of the servicing function of Aurora Loan Services LLC (“Aurora”), in its capacity as master servicer. In addition, a corresponding change has been made to the Section 302 certification and is attached to the 10-K/A.

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria

3.
We note that the reports prepared by First American Real Estate Solutions of Texas and Home Loan Services, Inc. and the related attestation reports identify material instances of noncompliance during the year ended December 31, 2006. Please tell us whether these have been corrected.

First American Real Estate Solutions of Texas and Home Loan Services, Inc. have informed us that the related material instances of noncompliance during the year ended December 31, 2006 have been corrected.

General

4.
The servicing criterion prescribed under Item 1122(d)(l)(iii) is not covered in any of the assessment or attestation reports. Please explain to us why it is not included in the assessment or the attestation reports.

The servicing criterion prescribed under Item 1122(d)(l)(iii) of Regulation AB, which requires each party participating in the servicing function to report as to “any requirements in the transaction agreements to maintain a back-up servicer for the pool assets are maintained” is not covered in any of the assessment or attestation reports because there are no requirements in any of the transaction documents of the Depositor to maintain a back-up servicer for the pool assets.

Mr. Max A. Webb
Division of Corporate Finance
U.S. Securities and Exchange Commission
July 31, 2007

Report on Assessment of Compliance with Servicing Criteria

Exhibit 33(a) - Assurant Inc.

5.
We note that the scope of the assertion by Assurant and its affiliates in the assessment report by Assurant excludes Section 1122(d)(4)(xii) even though they are responsible for assessing compliance of this section and have concluded that this section is applicable to the insurance escrow servicing activities they perform. Please advise why this section is excluded from the report. This comment is also applicable to the corresponding attestation report by PriceWaterhouseCoopers LLP.

Assurant has responded to us that they excluded Item 1122(d)(4)(xii) of Regulation AB from their assessment of compliance because Assurant’s responsibilities under the related agreement with Home Loan Services, Inc. do not include the monitoring of whether any late payments were paid on behalf of a borrower or whether such late payments were due to the related borrower’s error or omission as required by Item 1122(d)(4)(xii). Assurant’s written response to the Commission’s comment is attached to the 10-K/A.

Exhibit 33(c) - First American Real Estate Solutions of Texas, L.P.

6.
First American Real Estate Solutions of Texas states in the compliance statement that it had identified a material instance of noncompliance with the servicing criterion in 1122(d)(2)(vii)(E) of the CFR with respect to the platform. There is no Item 1122(d)(2)(vii)(E) in Regulation AB. Please correct the typographical error.

The original compliance statement of First American Real Estate Solutions of Texas that was received by the Depositor identified a material instance of noncompliance with the servicing criterion in 1122(d)(2)(vii)(B) of Regulation AB. During conversion for electronic filing it was inadvertently changed to refer to subsection “(E)” rather than “(B);” the electronic version of the compliance statement has been corrected and is attached to the 10-K/A.

Mr. Max A. Webb
Division of Corporate Finance
U.S. Securities and Exchange Commission
July 31, 2007

Exhibit 33(e) - Office Tiger Global Real Estate Services Inc

7.
The assessing compliance statement indicates that Office Tiger Global Real Estate Services is in compliance with the “Relevant Servicing Criteria.” However, it does not identify the Relevant Servicing Criteria. Please clearly disclose the servicing criteria for which Office Tiger Global Real Estate Services is responsible and make the corresponding changes in the relevant auditor’s attestation report.

The assessing compliance statement of Office Tiger Global Real Estate Services has been revised to state clearly which Relevant Servicing Criteria apply to Office Tiger Global Real Estate Services, and is attached to the 10-K/A.

Exhibit 33(f) - Regulus Group LLC

8.
We note that Regulus is providing the assessment compliance statement on behalf of its subsidiaries as well as itself by taking responsibility for its wholly-owned subsidiaries. Please tell us why each Regulus subsidiary is not individually providing a separate assessment of compliance.

Regulus Group LLC inadvertently stated in their assessment compliance statement dated February 22, 2007 that such statement was also on behalf of its subsidiaries. Regulus intended to take full responsibility for its compliance with the Relevant Servicing Criteria, and has provided a corrected assessment compliance statement that states that such report covers only itself. A copy of such corrected assessment compliance statement is attached to the 10-K/A.

Exhibit 34(c) - Report of Independent Registered Accounting Firm

9.
The attestation report by PWC for First American Real Estate Solutions of Texas, L.P. excludes criteria “1122(d)(4)(x)-(xv).” However, criteria 1122(d)(4)(xi)-(xiii) are within the scope of First American Real Estate Solutions of Texas’ report on assessment of compliance. Please either reconcile the inconsistency or explain to us the reason of the service criteria disparity between the two reports. Also revise the typographical error in the last paragraph to clearly indicate the period covered by the report.

Mr. Max A. Webb
Division of Corporate Finance
U.S. Securities and Exchange Commission
July 31, 2007

During conversion for electronic filing, the attestation report by PWC for First American Real Estate Solutions of Texas, L.P. was inadvertently changed (1) to delete the Item 1122(d)(4)(xi)-(xiii) criteria and (2) to create the typographical error in the last paragraph. The electronic version of such attestation report has been corrected to include the Item 1122(d)(4)(xi)-(xiii) criteria, and to correct the typographical error, and is attached to the 10-K/A.

Exhibits 35(a) and (b) - Servicing Compliance Statements

10.
We note the representation in exhibit 35(a), “if there has been a failure to fulfill any such obligation in any material respect, I have specifically identified to the Depositor, and the Trustee each such failure known to me. . . .” Mr. Whittemore does not specifically state whether Aurora Loan Services has fulfilled all its obligations under the relevant agreement or whether there has been a failure to fulfill any obligation in any material respect. Please revise to do so. If there has been a failure to fulfill any such obligation in any material respect, please specify each such failure known to Mr. Whittemore and the nature and status thereof. The comment is also applicable to the servicer compliance statement filed as exhibit 35(b) for Home Loan Services, Inc.

The Item 1123 Servicer Compliance Statements of Aurora has been revised to state that Aurora has fulfilled all of its obligations under the relevant agreement during the relevant reporting period, and is attached to the 10-K/A.

In addition, the servicer compliance statement filed as exhibit 35(b) for Home Loan Services, Inc. has been similarly corrected and is attached to the 10-K/A.

I would appreciate an opportunity to discuss any of these response with you if you believe that they require clarification. Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the 10-K/A further. You may reach me at 202-775-4137.

Sincerely,

/s/ Edward E. Gainor
Edward E. Gainor

Mr. Max A. Webb
Division of Corporate Finance
U.S. Securities and Exchange Commission
July 31, 2007

cc:	Michelle Olds E. Todd Whittemore Scott Lechner

September 19, 2007

Max A. Webb
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Franklin Mortgage Loan Trust 2006-FF12
Form 10-K for the fiscal year ended December 31, 2006
Filed March 30, 2007
File No. 333-133985-04 (the “10-K”)

Mr. Webb:

Thank you for your comments on our initial response to the Commission dated July 31, 2007, relating to the 10-K of Structured Asset Securities Corporation (the “Depositor”) relating to the First Franklin Mortgage Loan Trust 2006-FF12. We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments is repeated below, followed by our response on behalf of the Depositor.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with applicable rules. If there is any other information that you require, we will be pleased to provide it.

Form 10-K

Item 1122

1.	We note your responses to prior comment 3. Please disclose that the material instances of noncompliance have been corrected in the body of your 10-K and whether they apply to this issuing entity.

Mr. Max A. Webb
Division of Corporate Finance
U.S. Securities and Exchange Commission
September 19, 2007

We have disclosed in the body of the revised 10-K of the Depositor to be filed on Form 10-K/A (the “10-K/A”) that the material instances of noncompliance with respect to First American Real Estate Solutions of Texas, L.P. have been corrected in the body of the 10-K/A, and that such material instances of noncompliance did not apply to this issuing entity. In addition, we have disclosed in the body of the 10-K/A that the material instances of noncompliance with respect to Home Loan Services, Inc. have been corrected in the body of the 10-K/A, and that such material instances of noncompliance applied to this issuing entity.

Signatures

2.
We note your response to prior comment 2. You indicated on Form 10-K that E. Todd Whittemore is the senior officer in charge of the servicing function of Aurora Loan Services LLC. However, we could not locate the corresponding change made to the Section 302 certification. Please revise or advise.

The signature block of the Section 302 certification has been revised to indicate that E. Todd Whittemore is the senior officer in charge of the servicing function of Aurora Loan Services LLC (“Aurora”), in its capacity as master servicer.

Report on Assessment of Compliance with Servicing Criteria

Exhibit 33(a) - Assurant Inc.

3.
We note your response to prior comment 5. We have also received a letter dated August 17, 2007 on your behalf from Assurant regarding its servicing activities as well as a request for an extension of time to resolve its assessment of Item 1122(d)(4)(xii). Please note we may have further comment after we review their forthcoming correspondence.

We respectfully note the Staff’s comment.

Exhibit 35(b) - Servicing Compliance Statements

4.
We note the representation made by Mr. Baranet in paragraph 2. However, Mr. Baranet should also represent whether Home Loan Services, Inc. has fulfilled all of its obligations under the agreement in all material respects throughout the reporting period. See Item 1123(b) of Regulation AB.

The Item 1123 Servicer Compliance Statements of Home Loan Services, Inc. has been revised to state that Home Loan Services, Inc. has fulfilled all of its obligations under the relevant agreement in all material respects throughout the reporting period, and is attached to the 10-K/A.

Mr. Max A. Webb
Division of Corporate Finance
U.S. Securities and Exchange Commission
September 19, 2007

I would appreciate an opportunity to discuss any of these response with you if you believe that they require clarification. Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the 10-K/A further. You may reach me at 202-775-4137.

Sincerely,

/s/ Edward E. Gainor
Edward E. Gainor

cc:	Michelle Olds E. Todd Whittemore Scott Lechner